06006875

SECURI... ...ON
Washington, D.C. 20549

AB 3/28/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23972

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saddlebrook Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 Saddlebrook Way
(No. and Street)

Wesley Chapel (City) FL (State) 33543-4499 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Hall, Controller 813-907-4666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

See attached notice pursuant to rule 17a-5(e)(1)(ii)
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
JUN 07 2006
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saddlebrook Investments, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

GALE BYRD
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Signature

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NASD Firm ID 013448

Saddlebrook Investments, Inc.
Balance Sheet
December 31, 2005
(Unaudited)

	Allowable	Non-allowable	Total
Assets			
Cash	3,670		3,670
Other securities	130,969		130,969
Receivable from non-customers		18,600	18,600
Receivable from affiliate		401,669	401,669
Total assets	134,639	420,269	554,908
Liabilities and Ownership Equity			
Accounts payable and accrued liabilities	3,192		3,192
Payable to affiliate	4,271		4,271
Total liabilities	7,463	0	7,463
Common stock			500
Paid-in capital			345,556
Retained earnings			201,390
Total ownership equity			547,446
Total liabilities and ownership equity			554,908

NASD Firm ID 013448

Saddlebrook Investments, Inc.
Income Statement
For the Year Ended December 31, 2005
(Unaudited)

Commissions on sales of security real estate	311,855
Interest income	3,607
Total revenues	315,461
Employee compensation and benefits	177,926
Regulatory fees and expenses	1,382
Other expenses	120,866
Total expenses	300,174
Net income	15,287

NASD Firm ID 013448

Saddlebrook Investments, Inc.
Statement of Changes in Ownership Equity
For the Year Ended December 31, 2005
(Unaudited)

Balance at beginning of period	532,159
Net income	15,287
Balance at end of period	547,446

NASD Firm ID 013448

Saddlebrook Investments, Inc.
Computation of Net Capital
December 31, 2005
(Unaudited)

Ownership equity	547,446
Less non-allowable assets	(420,269)
Net capital before haircuts	127,177
Less haircuts on securities	(2,119)
Net capital	125,058

Basic Net Capital Requirement

Aggregate indebtedness	7,463
Net capital	125,058
Less minimum net capital requirement	(5,000)
Excess net capital	120,058
Ratio of aggregate indebtedness to net capital	0.06